                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2000

                                       OR

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                         Commission file number 1-14387

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
                   United Rentals, Inc. 401(k) Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                              United Rentals, Inc.
                           Five Greenwich Office Park
                          Greenwich, Connecticut 06830

                              REQUIRED INFORMATION

                   United Rentals, Inc. 401(k) Investment Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                           December 31, 2000 and 1999


                                    Contents

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4 (i)--Schedule of Assets Held at End of Year................8

                         Report of Independent Auditors

To Participants and Administrator of
United Rentals, Inc. 401(k) Investment Plan

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          /s/ Ernst & Young LLP

December 14, 2001

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                   United Rentals, Inc. 401(k) Investment Plan

                 Statements of Net Assets Available for Benefits

                                                        December 31
                                                    2000            1999
                                                -------------------------------

Assets:
  Cash                                           $       599     $   580,839
  Investments, at fair value:
   T. Rowe Price Equity Index Trust                9,401,243
   T. Rowe Price Tradelink Investments                39,925
   United Rentals, Inc. Common Stock Fund          4,469,690       2,712,791
   Merrill Lynch Retirement Reserves Money Fund                    3,833,240
   Mutual Funds:
      Merrill Lynch Basic Value Fund, Inc.                         2,311,381
      Mass. Investors Trust                                           50,735
      Merrill Lynch Fundamental Growth Fund                          125,841
      Pioneer Growth Shares                                           46,357
      Dreyfus Premier Balance Fund                                    66,230
      AIM Blue Chip Fund                                             264,509
      Van Kampen Emerging Growth Fund                                185,348
      AIM Value Fund                                                 113,592
      MFS Capital OPP Fund                                            47,286
      Federated Bond Fund                                          1,829,018
      Merrill Lynch S&P 500 Index Fund                             6,597,107
      Lord Abbett Development Growth Fund                          3,115,721
      AIM International Equity Fund                                2,399,582
      T. Rowe Price Spectrum Bond Income Fund      3,272,995
      T. Rowe Price Balanced Fund                    647,140
      T. Rowe Price Blue Chip Growth Fund          4,229,716
      T. Rowe Price Growth and Income Fund           686,385
      T. Rowe Price International Stock Fund       3,125,539
      T. Rowe Price New Horizons Fund              4,863,496
      T. Rowe Price Prime Reserve Fund             9,666,912
      T. Rowe Price Science & Technology Fund      1,684,928
      T. Rowe Price Value Fund                     4,268,483
                                                -------------------------------
   Total mutual funds                             32,445,594      17,152,707

   Participant loans                               1,593,192         335,759

   Contribution receivables:
    Participants                                     356,559         862,648
    Company                                          102,623         293,979
                                                -------------------------------
   Total receivables                                 459,182       1,156,627
                                                -------------------------------

   Net assets available for benefits             $48,409,425     $25,771,963
                                                ===============================

See accompanying notes.

                   United Rentals, Inc. 401(k) Investment Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                 Year ended December 31
                                                                2000                1999
                                                            -----------------------------------
Additions
Contributions:
  Participants                                                $17,525,149         $13,745,668
  Company                                                       5,789,089           4,438,712
  Rollovers                                                     7,591,318           2,826,669

Investment income:
  Interest and dividend income                                  2,089,956             626,243
  Net (depreciation) appreciation in fair value of
   investments                                                 (6,237,847)            473,702
  Other, net                                                                           97,918
                                                            -----------------------------------
                                                               26,757,665          22,208,912

Deductions
 Benefits paid directly to participants                         4,041,879             804,968
 Other, net                                                        78,324
                                                            -----------------------------------
 Net increase                                                  22,637,462          21,403,944

 Net assets available for benefits, beginning of year          25,771,963           4,368,019
                                                            -----------------------------------
 Net assets available for benefits, end of year               $48,409,425         $25,771,963
                                                            ===================================

See accompanying notes.

                   United Rentals, Inc. 401(k) Investment Plan

                          Notes to Financial Statements

                                December 31, 2000

1.  Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the "Company"). All employees of the Company are eligible to participate in the Plan on the first day of the month following completion of six months of employment (with a minimum of 30 hours of service per week and provided that they have reached the minimum age of 21 years). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 15% of their annual wages paid by the Company, limited to $10,500 per annum in 2000 and $10,000 per annum in 1999. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions (after one year) and can change their elected contribution rate on January 1, April 1, July 1 and October 1 of each year.

The Company may contribute a discretionary amount to the Plan which is determined annually by the Board of Directors of the Company. During the years ended December 31, 2000 and 1999, the Company contributed 50% of the first 6% of each participant's compensation up to a maximum contribution of $1,500.

Participant Accounts

Each participant account is credited with the participant's contribution, the Company's discretionary contribution, if any, and an allocation of Plan earnings. Allocations are based on the account balance of the participants.

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum

                   United Rentals, Inc. 401(k) Investment Plan service per year). Forfeitures of Company contributions, which aggregated $404,662 for 2000 and $455,733 for 1999, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

Participants may direct their elective contributions and the related Company discretionary contributions into any of the Plan's investment options. From January 1, 1999 to April 30, 2000 all investment options were through the Plan's trustee, Merrill Lynch and Company. Effective May 1, 2000, the Plan changed its trustee to T. Rowe Price Retirement Plan Services, Inc.

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan Administrator. Interest rates range from 7.78% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

A participant may not make withdrawals from their account prior to attaining age 59 1/2, except in the event of retirement, termination of employment or proven hardship. Hardship withdrawals must be authorized by the Plan Administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provision of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

                   United Rentals, Inc. 401(k) Investment Plan

Administrative Expenses

All of the Plan's administrative expenses are paid by the Company. All investment related expenses are charged directly to the participants' accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

The Plan's investments are stated at fair value. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. The Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                   United Rentals, Inc. 401(k) Investment Plan

4.  Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                        December 31
                                                   2000             1999
                                             --------------------------------

     T. Rowe Price Equity Index Trust           $9,401,243
     T. Rowe Price Spectrum Bond Income Fund     3,272,995
     T. Rowe Price Blue Chip Growth Fund         4,229,716
     T. Rowe Price International Stock Fund      3,125,539
     T. Rowe Price New Horizons Fund             4,863,496
     T. Rowe Price Prime Reserve Fund            9,666,912
     T. Rowe Price Value Fund                    4,268,483
     United Rentals, Inc. Common Stock Fund      4,469,690       $2,712,791
     Merrill Lynch Retirement Reserves Fund                       3,833,240
     Merrill Lynch Basic Value Fund, Inc.                         2,311,381
     Merrill Lynch S&P 500 Index Fund                             6,597,107
     Federated Bond Fund                                          1,829,018
     Lord Abbett Development Growth Fund                          3,115,721
     AIM International Equity Fund                                2,399,582

For the year ended December 31, 2000, T. Rowe Price Retirement Plan Services, Inc., the Plan's trustee, was unable to provide net appreciation (depreciation) by investment type.

During 1999, the Plan's net realized and unrealized appreciation (depreciation) in fair value of investments was as follows:

        United Rentals, Inc. Common Stock                        $(1,301,202)
        Merrill Lynch Basic Value Fund, Inc.                         (85,540)
        Mass. Investors Trust                                            717
        Merrill Lynch Fundamental Growth Fund                          7,188
        Pioneer Growth Shares                                           (826)
        Dreyfus Premier Balance Fund                                     (43)
        AIM Blue Chip Fund                                            15,190
        Van Kampen Emerging Growth Fund                               39,189
        AIM Value Fund                                                 5,063
        MFS Capital OPP Fund                                           1,031
        Federated Bond Fund                                         (105,433)
        Merrill Lynch S&P 500 Index Fund                             568,447
        Lord Abbett Development Growth Fund                          630,632
        AIM International Equity Fund                                699,289
                                                               ---------------
                                                                 $   473,702
                                                               ===============

                   United Rentals, Inc. 401(k) Investment Plan

                                 EIN: 06-1493538
                                   Plan #: 001

          Schedule H, Line 4(i)--Schedule of Assets Held at End of Year

                                December 31, 2000

                                              Description of Investment,
    Identity of Issuer, Borrower,            Including Maturity Date, Rate                   Shares/          Current
       Lessor or Similar Party            of Interest, Par or Maturity Value                  Units            Value
--------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Retirement
   Plan Services, Inc. *              Spectrum Bond Income Fund                             $   303,899       $ 3,272,995
                                      Balanced Fund                                              33,758           647,140
                                      Blue Chip Growth Fund                                     124,955         4,229,716
                                      Growth and Income Fund                                     28,084           686,385
                                      International Stock Fund                                  215,258         3,125,539
                                      New Horizons Fund                                         203,579         4,863,496
                                      Prime Reserve Fund                                      9,666,912         9,666,912
                                      Science & Technology Fund                                  47,369         1,684,928
                                      Value Fund                                                222,897         4,268,483
                                      Equity Index Trust                                        268,377         9,401,243
                                      T. Rowe Price Tradelink Investments
                                         (see detail of investments in the Tradelink
                                         Investments on page 9)                                  39,925            39,925
                                      United Rentals, Inc. Common Stock Fund*                   332,628         4,469,690
                                                                                                             -------------
                                                                                                               46,356,452

Participant loans*                    Interest rates range from 7.78% to 10.5%;
                                         maturities range from 5 to 10 years                                    1,593,192
                                                                                                             -------------
                                                                                                              $47,949,644
                                                                                                             =============

* Indicates party-in-interest to the Plan.

Note: The "cost" column is not applicable because all of the Plan's investment options are participant directed.

                   United Rentals, Inc. 401(k) Investment Plan

                                 EIN: 06-1493538
                                   Plan #: 001

    Schedule H, Line 4(i)--Schedule of Assets Held at End of Year (continued)

                                December 31, 2000

                                              Description of Investment,
    Identity of Issuer, Borrower,            Including Maturity Date, Rate              Shares/          Current
       Lessor or Similar Party            of Interest, Par or Maturity Value             Units            Value
--------------------------------------------------------------------------------------------------------------------
T. Rowe Price Retirement Plan
   Services, Inc. *                   Tradelink Investments:
                                        Money Market Funds                                                 $18,280
                                        Ames Department Stores, Inc.                        200                288
                                        JDS Uniphase Corp.                                   75              3,131
                                        Lucent Technologies, Inc.                            50                675
                                        Mercator Software, Inc.                             200              1,075
                                        Microsoft Corp.                                      50              2,172
                                        Priceline, Inc.                                     200                263
                                        Red Hat, Inc.                                       100                619
                                        Weblink Wireless, Inc.                              100                331
                                        Xerox Corporation                                    50                231
                                        Oak Technology, Inc.                                150              1,303
                                        Syms Corp.                                          500              2,281
                                        Cisco Systems, Inc.                                  87              3,328
                                        Mutual funds:
                                          Gabelli Growth Fund                                78              2,930
                                          Warburg Pincus Capital Appreciation
                                           Fund                                             128              3,018
                                                                                                       -------------
                                                                                                           $39,925
                                                                                                       =============

* Indicates party-in-interest to the Plan.

                                    EXHIBITS

23   Consent of Ernst & Young LLP

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     United Rentals, Inc. 401(k) Investment Plan

Date:  June 27, 2002                 By: /s/ MICHAEL J. NOLAN
     ---------------------               ------------------------------
                                     Name: Michael J. Nolan
                                     Title: Chief Financial Officer